BirchBioMed Inc.

130 Kingscross Drive

King City, Ontario, Canada L7B 1E6

May 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BirchBioMed Inc. Request for Withdrawal of Regulation A Offering Statement on Form 1-A File No. 024-12475

Ladies and Gentlemen:

In accordance with Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, BirchBioMed Inc., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”), hereby respectfully requests the immediate withdrawal of its Post-Qualification Amendment on Form 1-A POS filed on April 25, 2025, which has not been qualified by the Commission (the “Post-Qualification Amendment”).

On the advice of our counsel, the Company has determined not to proceed with the offering contemplated by the Post-Qualification Amendment at this time. The Company hereby confirms that no securities have been sold pursuant to the Post-Qualification Amendment.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Post-Qualification Amendment, effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding this request, please contact Alex McClean of Harter Secrest & Emery LLP at (585) 231-1248.

Very truly yours,

BirchBioMed Inc.

By:	/s/ Mark S. Miller
Mark S. Miller
Chief Executive Officer